nominees, Affiliates or Associates of an Acquiring Person to be fair and otherwise in the best interest of the Company and its stockholders), each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company), having a value equal to two times the Exercise Price of the Right. The Exercise Price is the Purchase Price subject to adjustment in accordance with the terms of the Rights Agreement. Notwithstanding any of the foregoing, following the occurrence of the event set forth in this paragraph (the "Flip-In Event"), all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by an Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of the Flip-In Event set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

     For example, at an exercise price of $64.00 per Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase Common Stock with a value of $128.00 (or other consideration, as noted above) for $64.00. Assuming that the Common Stock has a per share value of $64.00 at such time, the holder of each valid Right would be entitled to purchase 2.0 shares of Common Stock for $64.00.

     In the event that following the Stock Acquisition Date, (i) the Company is acquired in a merger or consolidation in which the Company is not the surviving corporation (other than a merger that follows a tender offer determined to be fair to the stockholders of the Company, as described in the preceding paragraph) or (ii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which have previously been voided as set forth above) shall thereafter have the right to receive, upon exercise of the Right, Common Stock of the acquiring company having a value equal to two times the Exercise Price of the Right.

     The Purchase Price payable, and the number of Units of Preferred Stock or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

     With certain exceptions, no adjustments in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional Units will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

     At any time until 10 days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right. Under certain circumstances, the decision to redeem shall require the concurrence of a majority of the Continuing Directors (as defined below). Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 redemption price.

     The term "Continuing Director" means any member of the Board of Directors of the Company who was a member of the Board of Directors prior to the adoption of the Rights Plan and any person who is subsequently elected to the Board of Directors if such person is recommended or approved by a majority of the Continuing Directors, but shall not include an Acquiring Person, or an affiliate or associate of an Acquiring Person, or any representative of the foregoing entities.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company as set forth above.

     Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board of Directors (in certain circumstances, with the concurrence of the Continuing Directors) in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights (excluding the interest of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

     The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company in certain circumstances. Accordingly, the existence of the Rights may deter certain acquirers from making takeover proposals or tender offers. However, the Rights are not intended to prevent a takeover, but rather are designed to enhance the ability of the Board of Directors to renegotiate with an acquirer on behalf of all of the shareholders.

CERTAIN PROVISIONS OF FLORIDA LAW

     The Company is subject to certain anti-takeover provisions that apply to a public corporation organized under Florida law, unless the corporation has elected to opt out of those provisions in its articles of incorporation or bylaws. The Florida Business Corporation Act (the "FBCA") prohibits the voting of shares in a publicly-held Florida corporation that are acquired in a "control share acquisition" unless the holders of a majority of the corporation's voting shares

(exclusive of shares held by officers of the corporation, inside directors, or the acquiring party) approve the granting of voting rights as to the shares acquired in the control share acquisition. A "control share acquisition" is defined as an acquisition that immediately thereafter entitles the acquiring party to vote in the election of directors within each of the following ranges of voting power: (i) one-fifth or more but less than one-third of such voting power, (ii) one-third or more but less than a majority of such voting power, and
(iii) more than a majority of such voting power.

        The Board of Directors may, however, exclude an acquisition from the reach of the prohibition on the voting of shares acquired in a "control share acquisition." The Company's Board of Directors has excluded such a transaction by Pengo Securities Corp., Durian Securities, Energy Management Corporation, and Mr. John Adams, certain of the Company's shareholders. These shareholders may increase their aggregate holdings of the Company's Common Stock up to a total of 25% of the Company's outstanding Common Stock, without triggering the disenfranchisement of the voting rights of such shares pursuant to the FBCA.

     The FBCA also contains an "affiliated transaction" provision that prohibits a publicly-held Florida corporation from engaging in a broad range of business combinations or other extraordinary corporate transactions with an "interested shareholder" unless (i) the transaction is approved by a majority of disinterested directors before the person becomes an interested shareholder,
(ii) the interested shareholder has owned at least 80% of the corporation's outstanding voting shares for at least five years, or (iii) the transaction is approved by the holders of two-thirds of the corporation's voting shares other than those owned by the interested shareholder. An "interested shareholder" is defined as a person who together with affiliates and associates beneficially owns more than 10% of the corporation's outstanding voting shares.

     The above-described provisions may have certain anti-takeover effects. Such provisions may make it more difficult for other persons, without the approval of the Company's Board of Directors, to make a tender offer or acquisitions of substantial amounts of the Common Stock or to launch other takeover attempts that might result in the payment of a premium over market price for the Common Stock held by such shareholder. See "Executive Compensation Severance Agreements and Retention Bonuses".

PBGC SETTLEMENT AGREEMENT

     On July 26, 1994, the Company entered into a Settlement Agreement (the "PBGC Settlement Agreement") with the Pension Benefit Guaranty Corporation ("PBGC") pursuant to which it is obligated to make contributions to certain of its underfunded pension plans. These contributions will be in addition to the minimum statutory funding requirements with regard to such plans. Pursuant to the PBGC Settlement Agreement, the Company made additional contributions of $6.0 million on August 2, 1994, $1.5 million quarterly thereafter through September 30, 1996, and is obligated to make quarterly payments of $1.5 million through September 30, 1997.

     In addition, the PBGC Settlement Agreement restricts the Company's ability to redeem the PIK Preferred Stock and contains certain other restrictive covenants. Upon an event of default thereunder, the PBGC will have certain rights, including the right to declare all additional contributions immediately due and payable. The PBGC may also create a lien to secure any unpaid additional contributions (regardless of whether the unpaid additional contributions were accelerated) similar to the lien to which a plan is entitled under Section 412(n) of the Internal Revenue Code with respect to unpaid minimum statutory contributions.

ITEM 2.   PROPERTIES

     The Company's principal executive offices are located in leased space at 2502 North Rocky Point Drive, Suite 960, Tampa, Florida 33607. See "Item 13. Certain Relationships and Related Transactions" for information concerning the terms of the lease covering such premises. The principal properties of the Company include its production facilities, all of which are owned by the Company and its subsidiaries except for its real property in Ripley, Tennessee. The Company also leases certain warehouse and distribution facilities and regional sales offices that are not included among the Company's principal properties. None of the leases is material to the Company's business as a whole or provides any unique advantage. The Company believes that its facilities are suitable for their current and foreseeable purposes. Capacity at any plant depends, among other things, on the product mix, the processes and equipment used and tooling. Capacity varies periodically, depending on customer demand. The Company currently estimates that its automotive business plants generally operate at between 60.0% and 100.0% of capacity on a five-day week basis, except for certain Doehler-Jarvis facilities that operated during the 1996 fiscal year at 100.0% of capacity on a seven-day week basis. The Company has taken steps, including cost reduction and capital investments to return its Doehler-Jarvis facilities to operating on a five-day week basis. The Company believes that its existing facilities are sufficient to meet its existing needs and its anticipated growth requirements.


     The following table sets forth certain information with respect to the Company's principal properties:



SUBSIDIARY OR
DIVISION                     LOCATION                     TYPE OF FACILITY                                     SQ. FT.
--------                     --------                     ----------------                                     -------
Harvard Industries           Farmington Hills, Michigan   Automotive headquarters                               70,000
Kingston-Warren              Newfields, New Hampshire     Manufacturing plant, office and warehouse            302,200
Kingston-Warren              Wytheville, Virginia         Manufacturing plant, office and warehouse             86,000
Kingston-Warren              Church Hill, Tennessee       Manufacturing plant, office and warehouse (1)        162,900
Harman                       Bolivar, Tennessee           Manufacturing plant, warehouse and office            294,400
Hayes-Albion                 Albion, Michigan             Manufacturing plant                                  458,300
Hayes-Albion                 Bridgeton, Missouri          Manufacturing plant                                  128,300
Hayes-Albion                 Jackson, Michigan            Manufacturing plant                                  218,600
Hayes-Albion                 Jackson, Michigan            Administrative offices                                15,600
Hayes-Albion                 Rock Valley, Iowa            Manufacturing plant                                   86,000
Hayes-Albion                 Ripley, Tennessee            Manufacturing plant (2)                              100,000
Hayes-Albion                 Tiffin, Ohio                 Manufacturing plant                                  467,400
Trim Trends Division         Kingston, Michigan           Rental property                                       12,000
Trim Trends Division         Deckerville, Michigan        Manufacturing plant                                   74,900
Trim Trends Division         Snover, Michigan             Manufacturing plant                                   75,500
Trim Trends, Canada          Dundalk, Ontario, Canada     Manufacturing plant                                   80,000
Trim Trends Division         Bryan, Ohio                  Manufacturing plant                                  141,500
Trim Trends Division         Spencerville, Ohio           Manufacturing plant                                  159,000
Doehler-Jarvis               Toledo, Ohio                 Manufacturing plant and office building              542,000
Doehler-Jarvis               Pottstown, Pennsylvania      Manufacturing plant                                  470,000
Doehler-Jarvis               Greeneville, Tennessee       Manufacturing plant                                  256,000
Harvard Interiors            St. Louis, Missouri          Manufacturing plant, warehouse facility, and         349,800
                                                              office building
Harvard Interiors            Arnold, Missouri             Assembly plant                                        31,400



         (1) A portion of this facility is owned by a municipality pursuant to industrial revenue bond financing.

         (2) The land underlying this facility is leased through August 30, 1999.

ITEM 3.   LEGAL PROCEEDINGS

     Various legal actions, governmental investigations and proceedings and claims are pending or may be instituted or asserted in the future against the Company and its subsidiaries. Included among the foregoing matters are the following:

ESNA - Specialty Fasteners

As part of an overall restructuring of the Company, and the decision of management to concentrate its resources on the Company's core automotive businesses, the Company sold certain assets related to its then Elastic Stop Nut Division ("ESNA") located in Union, New Jersey in March 1995, after having sold ESNA's Pocahontas, Arkansas operations in December 1994. ESNA, which had conducted business since 1934, was engaged primarily in the engineering, design and manufacture of specialty fasteners for the aerospace, industrial and commercial markets until manufacturing operations ceased in July 1995. Until completion of such sales and cessation of ESNA's operations the Company continued to operate ESNA in the ordinary course and reflected ESNA's operating results as discontinued operations. After considering the length of time, current market conditions and environmental cleanup costs to dispose of the facility for residential and industrial use, the Company determined that it was appropriate to reflect the value of the ESNA facility to the Company at a nominal net realizable value, including cleanup costs, as of September 30,
1996.   As a result, in the fourth quarter of 1996, the Company reflected a
$7,500,000 charge to discontinued operations, representing the write-down of the ESNA facility, continuing carrying costs of the Union, N.J. facility and the continuing costs associated with the Company's ongoing participation in the Department of Defense Voluntary Disclosure Program. The Company anticipates the receipt of certain royalties from the purchaser of its Union, New Jersey aerospace operations over the next four years.

     The Company determined in September 1993 that certain plated and non-plated self-locking fasteners sold to the United States Government and other customers for application in the construction of aircraft engines and airframes manufactured at the Union, New Jersey facility of ESNA were not manufactured and/or tested in accordance with applicable specifications. In connection therewith, in September 1993, the Company notified the Department of Defense (the "DoD") Office of Inspector General ("OIG") and, upon request, was admitted into the Voluntary Disclosure Program (the "Program") of the DoD. The Company also notified ESNA's customers, including the Defense Industrial Supply Center ("DISC"), of these matters and offered to retest and/or reprocess affected parts. After disclosure was made, DISC indicated that it intended to scrap flight safety critical parts which were in its inventory and also it suspended ESNA's Union, New Jersey facility from two Qualified Products Lists ("QPLs"), QPL-25027 and QPL-7873, in November and December 1993. This required ESNA to suspend sales of parts covered by such QPLs to the United States Government and its contractors and undergo procedures to requalify for those QPLs. The Company was notified by DISC in early May 1994 that it had requalified for those QPLs and could resume shipments.

     On February 23, 1994, the Company ascertained that certain fasteners manufactured at ESNA's Pocahontas, Arkansas facility and sold to the United States Government and other customers for applications in the manufacture of automotive, marine and farm equipment products, as well as heavy trucks and general commercial products, were not being tested in accordance with applicable government and other customer specifications. The Company has notified the DoD OIG and DISC of the testing samples from the affected lots identified at the Pocahontas facility.

     The Company also learned in 1994 that an additional test regarding the measurement of fastener threads had not been performed at the Union and Pocahontas facilities on every lot for which it was required by applicable specifications since April 1993. The Company has notified the DoD OIG of this matter in accordance with its participation in the Program. The Company identified the lots affected by this deficiency, and notified, in December 1994 and January 1995, customers who purchased these lots and has taken other appropriate corrective actions.

     If it is ultimately determined that the deviations from specifications, and certifications made in connection therewith, constitute violations of statutory and regulatory provisions, the Company may, among other things, be subject to criminal prosecution, treble damages and penalties under the Civil False Claims Act as well as administrative sanctions such as debarment from future government contracting. The Company may also be subject to civil damages which could result from claims that have been or may be made by ESNA's other customers.

     As a result of its admission into the Program based on its disclosures regarding the Union facility, the Company expects to receive favorable consideration from the Government with respect to whether or not criminal charges should be brought, administrative sanctions should be imposed and civil penalties should be sought in connection with the sales of affected parts to the Government. The Company also expects to receive such treatment with respect to its subsequent disclosures regarding the Pocahontas facility. In particular, the Company believes that, in accordance with past practice under the Program, if the Company maintains its status in the Program and complies fully with the terms and conditions of the agreement entered into in connection with the Company's admittance into the Program (i) the government probably will not seek criminal sanctions against the Company, (ii) the Company probably will not be suspended or debarred from government contracting, (iii) the government probably will not seek Civil False Claims Act penalties against the Company and (iv) the government probably will seek to resolve claims against the Company under the Civil False Claims Act based upon double rather than treble damages. There is no assurance, however, the Company will receive such treatment with respect to any or all of these disclosures.

     In carrying out its offer to retest and/or reprocess affected parts, the Company engaged in such activities, including retesting, and/or reprocessing its own parts inventory, from September 1993 until July 31, 1995, when such activities terminated with respect to those parts which were returned by customers. For those fasteners which had been destroyed during retesting, credits were issued to affected customers' accounts. At September 30, 1996, the accrued costs totaled $6,830,000. which represented costs such as severance pay, relating to this discontinued operation as well as costs attributable to the Company's participation in the Program and related matters which, in turn, cover, among other things, legal costs, fines and penalties. However, ultimate costs are dependent upon future events, the outcomes of which are not determinable at the present time. Such ultimate cost could have a material effect on the Company's financial condition, results of operations or liquidity. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - The Company-Liquidity and Capital Resources - ESNA" and Note 4 to the Consolidated Financial Statements.

Environmental Matters

     The Company may incur liability for alleged environmental damage associated with past waste disposal practices. Generators of hazardous substances placed in disposal sites at which environmental problems are alleged to exist, as well as the owners of those sites and certain other classes of persons, are subject to claims brought by state and federal regulatory agencies pursuant to statutory authority. Since 1981, EPA has sought compensation and remedial action from waste generators, site owners and operators, and others under CERCLA, which authorizes such action by EPA regardless of fault or the legality of original disposal. The Company's most significant involvement in CERCLA proceedings relates to the Vega Alta and Alsco-Anaconda Superfund sites.

     Vega Alta Site. The Company's Harman subsidiary was named as one of several PRPs by EPA pursuant to CERCLA concerning environmental contamination at the Vega Alta, Puerto Rico Superfund site (the "Vega Alta Site"). Other named PRPs include subsidiaries of General Electric Company ("General Electric"), Motorola, Inc. ("Motorola"), and The West Company, Inc. ("West Company") and the Puerto Rico Industrial Development Corporation ("PRIDCO"). PRIDCO owns the industrial park where the PRPs were operating facilities at the time of alleged discharges. Another party, Unisys Corporation, was identified by General Electric as an additional PRP at the Superfund Site as the successor to the prior operator at one of the General Electric facilities. Unisys Corporation was not initially designated as a PRP by EPA, although it was named as a PRP in conjunction with settlement proceedings and consent decree.

     There are currently two phases of administrative proceedings in progress. The first phase, known as Operable Unit I ("OUI"), involves a Unilateral Order by EPA that the named PRPs implement the Vega Alta Site remedy chosen by EPA, consisting of the replacement of the drinking water supply to local residents and installation and operation of a groundwater treatment system to remediate groundwater contamination. In addition, EPA sought recovery of costs it had expended at the Vega Alta Site.

     Motorola, West Company and Harman completed construction of the OUI remedy pursuant to a cost-sharing arrangement. As of September 30, 1996, Harman's remaining share of costs pursuant to this cost sharing arrangement is approximately $360,000 including reimbursement of the other two PRP's for the construction cost of the OUI treatment system. Pursuant to the Company's Plan, Harman began payment against these obligations (the "Plan Amounts") in 1995.

     Effective June 30, 1993, the PRPs reached a settlement among themselves. Harman, together with Motorola and West Company, have completed the agreed upon work for the first phase of administrative proceedings, as outlined above, which included final construction and initial testing of the cleanup system. In addition, Harman, Motorola and West Company each agreed to pay General Electric the sum of $800,000 in return for General Electric's agreement to assume liability for, and indemnify and hold Harman and the others harmless against, EPA's cost recovery claim, to undertake operation and maintenance of the OUI cleanup system and to construct, operate and maintain any other proposed system that may be required by EPA under OUII, and to conduct any further work required under OUII investigatory and cleanup requirements concerning further phases of work at the Vega Alta Site. Harman's settlement payment to General Electric is being made in 20 equal quarterly installments, which commenced in January 1995, with 9% interest per annum. Harman, West Company and Motorola retained liability for any cleanup activities that may in the future be required by EPA at their respective facilities due to their own actions, for toxic tort claims and for natural resource damage claims. In light of the settlement, Harman, Motorola and West Company have stipulated with the EPA to liability at the Vega Alta Site. In the suit by the United States, a consent decree among all of the PRPs and the United States was fully executed by all parties, and was entered by the federal district court, finally resolving the cost recovery litigation.

     Pursuant to a letter dated January 31, 1994 and subsequent notices since that date, Harman and the other PRPs have been put on notice of potential claims for damages, allegedly suffered by the owners and operators of farms located in the vicinity of the Vega Alta Site. If Harman were to be found liable in any future lawsuit, some of the alleged damages (e.g., personal injury, property and punitive damages) would not be covered by the settlement agreement with General Electric. In a letter to General Electric's counsel, counsel for the owners and operators alleged estimated losses of approximately $400 million "based primarily on lost income stream," purportedly based on certain assumptions concerning the value of the property, its potential for development and groundwater contamination issues. At this time, however, Harman, has no information which would support such unindemnified claims, and believes the claims to be speculative.

     Alsco-Anaconda Site. Alsco Company, a predecessor of the Company, was the former owner and operator of a manufacturing facility located in Gnadenhutten, Ohio, The Alsco division of the Company was sold in August 1971 to the Anaconda Company. Subsequently, Alsco became Alsco-Anaconda, Inc., a subsidiary of the Anaconda Company. In January 1977, when the Atlantic Richfield Company ("ARCO") purchased the Anaconda Company, the Gnadenhutten facility became a part of ARCO Metals Company and was renamed Alsco. The facility, when acquired by ARCO, consisted of an architectural manufacturing plant, office buildings, a wastewater treatment plant, two sludge settling basins and a sludge pit. The basins and pit were used for treatment and disposal of substances generated from the manufacturing processes; they were proposed for inclusion on EPA's National Priorities List in October 1984. The basins and pit were formally listed as the "Alsco-Anaconda Superfund Site" in June 1986. ARCO sold the facility in 1986 to Pony Industries but retained ownership of a 4.8 acre Superfund Site.

     Under arrangements between the Company and ARCO, each has accepted that it is a PRP with respect to the Site. The Company, however, maintained that under the CERCLA statute its responsibility was limited to waste actually produced and deposited on the Site during its period of ownership (1965-1971). Although it is not possible to determine definitively the Company's ultimate exposure, management believes that the Company's obligations will likely be limited to those accepted under the settlement agreement with ARCO described in the next sentence, which settlement was based upon an allocated percentage of total anticipated remediation costs, which as alleged by ARCO, will aggregate $19.0 million to $21.5 million. The Company and ARCO reached a settlement in January 1995 whereby the Company has agreed to pay ARCO $6.25 million (as its share of up to $25.0 million of the cleanup and environmental costs at the Site) in twenty equal quarterly installments with accrued interest at the rate of 9% per annum, of which seven installments have been paid through September 30, 1996. In return, ARCO has assumed responsibility for cleanup activities at the Site and is obligated to indemnify the Company from any environmental claims below the cap. If cleanup costs should exceed $25.0 million, the parties will be in the same position as if the litigation was not settled. Upon execution of the Settlement Agreement, the matter was approved by the Delaware Bankruptcy Court.

     American Littoral Society. By letter dated June 4, 1996, the American Littoral Society, a public interest group operated through the Environmental Law Clinic of the Widener University School of Law, sent a notice letter pursuant to the Clean Water Act to the Company threatening suit based upon past and anticipated future discharges to the Schuykill River in excess of the limits established in the National Pollution Discharge Elimination System permit ("NPDES") for the Pottstown, Pennsylvania plant. The Pottstown plant has been and is currently operating under an expired but still effective NPDES permit. The plant's wastewater treatment system (or use "equipment") is not capable of achieving routine compliance with certain discharge limitations, including limits for phenol, oil and grease and total dissolved solids. The Pottstown plant has been attempting to solve this problem by arranging to convey its effluent to the Pottstown Publicly Owned Treatment Works ("Pottstown POTW"). This effort has been hampered by West Pottsgrove township, since the plant's effluent must flow through a short section of the township's sewer lines in order to be conveyed onto the Pottstown POTW. The township has been withholding permission to send the plant's effluent through this short section of its sewer line even though the Pottstown POTW is willing to accept the effluent. Potential penalties under the Clean Water Act could be several million dollars. The Company is holding discussions with the American Littoral Society in hopes of settling this matter short of litigation.

     Other Environmental Matters. As of September 30, 1996, and in addition to the Vega Alta and Alsco-Anaconda Sites, and the notice from the American Littoral Society, the Company has received information requests or notifications alleging that the Company is a PRP pursuant to the provisions of CERCLA or analogous state laws from EPA, state agencies, and private parties; or is currently participating in the remedial investigation or closure activities at 23 other sites (including eight sites with respect to Doehler-Jarvis).

     In accordance with the Company's policies and based upon consultation with legal counsel regarding pending environmental suits and claims, management of the Company has provided accruals for environmental matters of $9,437,000 as of September 30, 1996. The accrued amount includes approximately $313,000, with a corresponding receivable, that the Company believes that it will be entitled to from proceeds of insurance. See Note 15 to the Consolidated Financial Statements.

     While it is not feasible to predict the outcome of pending environmental suits and claims, based upon the most recent review by management of these matters and after consultation with legal counsel, management is of the opinion that the ultimate disposition of these matters will not have a material effect on the financial position or results of operations of the Company.

     Other. In June 1995, a group of former employees of the Company's subsidiary, Harman Automotive-Puerto Rico, Inc., commenced an action against the Company and individual members of management in the Superior Court of the Commonwealth of Puerto Rico seeking approximately $48.0 million in monetary damages and unearned wages relating to the closure by the Company of the Vega Alta, Puerto Rico plant previously operated by such subsidiary. Claims made by the plaintiffs in such action include the following allegations: (i) such employees were discriminated against on the basis of the national origin in violation of the laws of Puerto Rico in connection with the plant closure and that, as a result thereof, the Company is alleged to be obligated to pay unearned wages until reinstatement occurs, or in lieu thereof, damages, including damages for mental pain and anguish; (ii) during the years of service, plaintiffs were provided with a one-half hour unpaid meal break, which is alleged to violate the laws of Puerto Rico, providing for a one-hour unpaid meal break and demand to be paid damages and penalties and request seniority which they claim was suspended without jurisdiction; and (iii) plaintiffs were paid pursuant to a severance formula that was not in accordance with the laws of Puerto Rico, which payments were conditioned upon the plaintiff's executive releases in favor of the Company, and that, as a result thereof, they allege that they were discharged without just cause and are entitled to a statutory severance formula.

     Management believes that it has meritorious defenses to the action and is vigorously defending its position. Although there can be no assurance as to the ultimate outcome, based on advice by its local counsel in Puerto Rico, the Company does not believe that the ultimate disposition of this matter will have a material adverse effect on its financial condition or results of operations.

ITEM 4.   SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

     No matters were submitted to a vote of security holders during the fourth quarter of the fiscal year ended September 30, 1996, covered by this Annual Report on Form 10-K.


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